SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2009

OR

__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to_____

Commission file number 001-13777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GETTY REALTY CORP. RETIREMENT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GETTY REALTY CORP. 125 Jericho Turnpike, Suite 103 Jericho, New York 11753

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN

Financial Statements
as of December 31, 2009 and 2008
and for the year ended December 31, 2009

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statements of Assets Available for Plan Benefits
as of December 31, 2009 and 2008
(in thousands)
(unaudited)

	2009	2008
Assets:
Investments, at fair value	$6,608	$5,254
Cash	15	19
Contributions receivable:
Employer	24	26
Employee	-	8
	24	34

Assets available for plan benefits at fair value	6,647	5,307

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(222)	75
Assets available for plan benefits	$6,425	$5,382

The accompanying notes are an integral part of these financial statements.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statement of Changes in Assets Available for Plan Benefits
for the Year ended December 31, 2009
(in thousands)
(unaudited)

Contributions:
Employer	$71
Employee	187
258
Investment income:
Interest and dividend income	182
Net investment gain from pooled separate accounts	395
Net appreciation of investments	275
852

Benefit payments	(67)
Net increase	1,043
Assets available for plan benefits at beginning of year	5,382
Assets available for plan benefits at end of year	$6,425

The accompanying notes are an integral part of these financial statements.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Notes to Financial Statements

1.  Description of Plan

The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan, established February 1, 1978, is a defined contribution plan covering all employees of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company") except those employees covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), other than Title IV, and provides for the benefits available under Section 401(k) of the Internal Revenue Code.

Contributions: Employee participants may contribute up to the maximum amount allowed by law (for 2009, limited to $16,500 for employees who are under the age of fifty and $22,000 for those over) and the Company makes matching contributions in an amount equal to 50% of the first 6% of such employee contributions, or up to 3% of such employee’s compensation (for 2009, limited to maximum compensation of $245,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service and be employed at the end of the plan year to be eligible to participate in profit sharing contributions. Participants not employed at the end of the plan year will not share in profit sharing contributions unless the Participant’s termination of employment was the result of retirement, death or total and permanent disability.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, and (b) Plan earnings, gains or losses. Allocations are based on participant compensation within certain limits or participant account balances. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer contributions, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee.

Participant Loans: Under the loan provision, employees are permitted to borrow between $1,000 and the lesser of $50,000 or 50% of the participant’s vested account balance for personal reasons reflecting important financial needs.  The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1%. Loan repayments are made by bi-weekly payroll deductions.  The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years.  Loans may be repaid in full before their maturity date.  However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

Vesting: Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

Years of Service	Percent Vested
2 years	20%
3 years	40
4 years	60
5 years	80
6 or more years	100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

Benefit Payments: On termination of employment, if the employee’s vested account balance is greater than $5,000, the employee’s vested account balance may be distributed to the employee in the form of a single lump sum payment, in partial withdrawals of at least $25,000, or in substantially equal installments after the Plan administrator receives consent for the distribution from the employee. If the employee’s vested account balance is not greater than $5,000 at the time of termination, the employee’s account is automatically distributed to the employee in the form of a single lump sum payment. While employed, employees generally may not receive a distribution from their accounts unless they have attained age fifty-nine and one-half. However, an employee may withdraw all or a portion of their rollover contributions without penalty at any time. Additionally, an employee may request a distribution of all or a portion of their voluntary contributions if they can demonstrate “financial hardship.” If the Plan administrator approves the request the employee shall be suspended from making voluntary contributions to the Plan for a certain period after receiving the hardship distribution.

2.  Summary of significant accounting policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates, Judgments and Assumptions: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The Plan’s investment in the Guaranteed Interest Fund, which invests in a fully-benefit responsive investment contract issued by Massachusetts Mutual Life Insurance Company (“MassMutual”), is adjusted from fair value to contract value as reported by MassMutual in the Statements of Assets Available for Plan Benefits. See “Guaranteed Investment Contract” below for more information regarding the valuation of the Guaranteed Interest Fund. Investments in pooled separate accounts are stated at fair value as reported by MassMutual using quoted market prices or good faith estimates if quoted market prices are not available.  The investment in the Getty Realty Corp. Common Stock Fund is valued at the NYSE quoted closing market price. The investments in registered investment companies (“Mutual Funds”) are stated at fair valued as reported by the administrator of the fund, which represent the net asset value of the securities held in such Mutual Fund. The investments in Participant Loans are stated at principal outstanding plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date basis.

The Plan segregates in the Statement of Changes in Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts from the net appreciation or depreciation in the value of all other investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those other investments.

Guaranteed Investment Contract: The Guaranteed Interest Fund is a stable value fund which invests in a fully benefit-responsive investment contract issued by MassMutual. Pursuant to the terms of the investment contract, MassMutual maintains the Plan’s contributions and related accumulated investment earnings in its Guaranteed Interest Account (“GIA”) and is contractually obligated to repay the principal and a specified guaranteed interest rate to the Plan. The GIA consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments and is backed by the general assets of MassMutual and, accordingly, is subject to its credit worthiness. According to a press release issued by MassMutual in May 2010, MassMutual has been rated A++ by A.M. Best Company, AA+ by both Fitch Ratings and Standard & Poor’s Corp., and Aa2 by Moody's Investors Service.

The Guaranteed Interest Fund is adjusted from fair value to contract value in the Statements of Assets Available for Plan Benefits because it is fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of their investment in the Guaranteed Interest Fund at contract value. Contract value represents contributions made under the contract, plus credited earnings, less withdrawals and administrative expenses charged by MassMutual. The crediting interest rate is based on an agreed-upon formula with MassMutual, but cannot be less than a minimum guaranteed rate of return which is revised semi-annually. The crediting interest rates were 4.0% and 4.5% as of December 31, 2009 and 2008, respectively. The average yields on the investments held in the Guaranteed Interest Fund, based on both actual earnings and the crediting interest rates, were 4.2% and 4.8% for the years ended December 31, 2009 and 2008, respectively. There are no reserves against contract value for credit risk of MassMutual or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with MassMutual. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. MassMutual may terminate the guaranteed interest contract with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan. For termination or partial termination of the Plan, MassMutual may terminate at a settlement amount other than the contract value.

Administrative Expenses: Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Termination Priorities

While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of the Internal Revenue Code and ERISA.  In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

4.  Income Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code.  The Plan is based on a Non-Standardized Prototype 401(k) Plan and Basic Underlying Plan Document sponsored by Markley Actuarial Services, Inc. for which the Internal Revenue Service issued an opinion letter on August 7, 2001 stating the prototype plan was designed in accordance with applicable Internal Revenue Service requirements.  On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and tax-exempt as of the financial statement date.

5.  Reconciliation to Form 5500

In accordance with GAAP, the Plan does not record a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end.  The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500.  As of December 31, 2009 and 2008, there were no benefits claim payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.

6.  Investments, at fair value

Investments, at fair value as of December 31, 2009 and 2008 are comprised of the following (in thousands):

	2009	2008
Guaranteed Interest Fund (a)(b)	$3,036	$2,512
Core Value Equity Fund (c)	84	78
Destination Retirement 2020 Fund (a)(c)	419	300
Destination Retirement 2030 Fund (c)	20	11
Destination Retirement 2040 Fund (c)	84	52
Contrafund (c)	178	124
New Horizons Fund (c)	223	93
Ultra Fund (c)	134	95
Getty Realty Corp. Common Stock $.01 par value (a)(d)	2,321	1,925
S&P 500 Index Fund (e)	2	1
International Growth Fund (f)	101	56
Participant Loans (g)	6	7
	$6,608	$5,254

(a)	Fund balance represents more than 5% of the Plan's net assets available for plan benefits as of the beginning of the year and/or the end of the year.
(b)	Fully benefit-responsive investment contract at fair value determined by MassMutual.
(c)	Pooled separate account at fair value determined by MassMutual.
(d)	Getty Realty Corp. common stock valued at the NYSE quoted closing market price of $23.53 per share and $21.06 per share as of December 31, 2009 and 2008, respectively.
(e)	Mutual fund at fair value determined by Charles Schwab.
(f)	Mutual fund at fair value determined by American Century Investment Management, Inc.
(g)	Includes principal balance plus accrued interest.

7.  Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. GAAP establishes a three-level valuation hierarchy used in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows: Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. A financial instrument’s classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the assets measured at fair value, including the general classification of the assets pursuant to the valuation hierarchy.

Guaranteed investment contract: The fair value of the guaranteed investment contract is based on the amount the Plan would receive if the contract was terminated at the reporting date, which is contract value less an early withdrawal charge, discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The guaranteed investment contract is classified within level 3 of the valuation hierarchy.

Pooled separate accounts: Pooled separate accounts are valued at the net asset value per unit based on either the observable net asset value of the underlying investment or the net asset value of the underlying pool of securities. Net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Pooled separate accounts are classified within level 2 of the valuation hierarchy.

Getty Realty Corp. common stock: Getty Realty Corp. common stock is valued at the NYSE quoted closing market price and is classified within level 1 of the valuation hierarchy.

Mutual funds: Mutual funds are stated at fair valued as reported by the administrator of the fund, which represent the net asset value of the securities held in such fund and are classified within level 2 of the valuation hierarchy.

Participant loans receivable: Participant loans receivable is stated at the outstanding principal balance plus accrued interest which approximates fair value and is classified within level 3 of the valuation hierarchy.

The following summarizes as of December 31, 2009 the fair value of the Plan's investments by level within the fair value hierarchy (in thousands):

Investment	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Guaranteed Investment Contract	$-	$-	$3,036	$3,036
Pooled Separate Accounts	-	1,144	-	1,144
Common Stock	2,321	-	-	2,321
Mutual Funds	-	101	-	101
Participant Loans	-	-	6	6
Total	$2,321	$1,245	$3,042	$6,608

The following summarizes the changes during the year ended December 31, 2009 in the fair value of the Plan’s investments classified in Level 3 of the fair value hierarchy (in thousands):

	Guaranteed Investment Contract	Participant Loans
Fair Value at December 31, 2008	$2,512	$7
Interest income	114	1
Unrealized gains related to instruments still held at the reporting date	297	--
Purchases, sales, issuances and settlements, net	113	(2)

Fair Value at December 31, 2009	$3,036	$6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

GETTY REALTY CORP. RETIREMENT AND PROFIT SHARING PLAN

Dated: June 30, 2010	By:	/s/ Thomas J. Stirnweis
Thomas J. Stirnweis
Chairman of the Getty Realty Corp. Retirement and Profit Sharing Plan Committee and Plan Administrator